TATA

82-3768

05013594

50 YEARS OF AUTOMOTIVE EXCELLENCE 1954-2004

Fax : 001-202-942-9634
File No.-001-32294

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D C 205 49

SEC MAIL RECEIVED PROCESSING
DEC 27 2005
WASH. D.C. 203 SECTION

December 9, 2005
Sc-15637

SUPPL

Dear Sirs,

Re: Tata Motors Limited - "File No.001-32294"

Furnished herewith is the following information with respect to Tata Motors Limited, a public company with limited liability incorporated under the laws of India :-

> **"Re: Tata Motors, Hitachi, Telcon sign new Agreement - Enhance scope of co-operation; Hitachi increases stake to 40% in Telcon**
>
> Pursuant to Clause 36 of the Listing Agreement, enclosed herewith is a Press Release issued by the Company dated December 9, 2005 on the above subject, which is self-explanatory."

Kindly contact Mr D Ray, Head (Corporate Communication) in Mumbai at the address mentioned below or on telephone no. (91-22) 56657209 or fax no. (91-22) 56657616 if you have any questions or require additional information.

Yours faithfully,
Tata Motors Limited

H K Sethna
Company Secretary

Encl: a/a

C:\IDADATA\Stock\BSE-NSE-others-Fiat-sep-05.doc

PROCESSED
JAN 03 2006
THOMSON FINANCIAL

immediate use **PRESS RELEASE**

TATA MOTORS, HITACHI, TELCON SIGN NEW AGREEMENT
Enhanced scope of cooperation; Hitachi increases stake to 40%

MUMBAI, December 9, 2005: Tata Motors, Hitachi Construction Machinery Co. Ltd. (HCM) and Telco Construction Equipment Company Limited (Telcon), an 80:20 joint venture company between Tata Motors and HCM, today signed an agreement, expanding their scope of cooperation and partnership with HCM increasing its stake in Telcon from 20% to 40%. HCM is a leading Construction Equipment manufacturer with a turnover of around US$ 5 billion. Widely accepted as the foremost in excavator technology, HCM has its own manufacturing operations in Japan, China, Indonesia, Netherlands, France and USA; and distribution network worldwide. Their participation reflects their confidence in the fast growing Indian market and their desire to be a part of the infrastructure building in the country as also to strengthen the relationship with the Tata Group.

The agreement was signed by Mr. R.N. Tata, Chairman of Tata Motors, Mr. S. Dazai, President & CEO of HCM and Mr. J.K. Setna, Chairman of Telcon.

The new shareholders' agreement signed between the three companies envisages greater cooperation between HCM and Telcon. It includes sourcing, by Hitachi, of components and machines from Telcon, introducing newer products of construction equipment in India, setting up a product development facility in India and making Telcon a part of HCM's global network. The new arrangement will help Telcon to significantly improve its product offerings to its customers and make it evolve as a global manufacturing and design hub.

Telcon was set up in 1999 as a wholly owned subsidiary of Tata Motors on the spin-off of the Construction Equipment Business Unit of Tata Motors. Subsequently, in 2000, Tata Motors inducted Hitachi into Telcon by divesting 20% of its shareholding thereby enabling Telcon to have access to newer technologies and processes. Telcon is in the business of designing, manufacturing, assembling, selling, distributing and dealing in all services related to earth moving machinery and construction equipment with manufacturing facilities at Jamshedpur and Dharwad and a marketing and service network covering 65 towns in the country. Its product range presently includes hydraulic excavators, crawler cranes, wheel loaders, backhoe loaders, dumpers and motor graders. In the FY 2004-05, Telcon reported a gross turnover of Rs.926 crores and a PAT of Rs.40 crores. For the first half of FY 2005-06, Telcon reported a gross turnover of Rs.567 crores and PAT of Rs.28 crores. Backed by Tata Motors' and HCM's unmatched quality and support, Telcon holds a leadership position in the construction equipment industry in India.

- Ends –

Issued by:
Debasis Ray
Head (Corporate Communications)
Tata Motors Limited
Phone: 56657209; E-Mail: debasis.ray@tatamotors.com
www.tatamotors.com